July 22, 2013

Pamela Long

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CECO Environmental Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 3, 2013

File No. 333-188797

Dear Ms. Long:

On behalf of CECO Environmental Corp. (“CECO” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter dated July 16, 2013, with respect to the filing referenced above. We have included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, CECO, Met-Pro Corporation (“Met-Pro”), Jefferies LLC, and William Blair & Company, L.L.C. (“William Blair”) regarding the Staff’s comments relating to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, CECO is filing Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to the Staff four copies of a version of Amendment No. 2 that have been marked by the financial printer to show the changes to Amendment No. 1 to the Registration Statement that was filed on July 3, 2013. All page references in the responses set forth below are to the pages of Amendment No. 2 that have been marked by the financial printer. All capitalized terms not herein defined have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

What Will Happen in the Mergers, page 16

1.	We note your response to comment eight of our letter dated June 19, 2013. However, the 40% continuity of interest test you describe appears to be applied to the first merger. It is unclear how the second merger helps the transactions qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Please revise to explain this more clearly.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 16 of Amendment No. 2 has been revised.

Composition of the CECO Board of Directors and Management after Closing of the Mergers, page 83

2.	Please identify each person who will serve as a director or an executive officer of CECO after the transaction, regardless of whether they currently hold positions with CECO or Met-Pro.

Ms. Pamela Long

July 22, 2013

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 87 of Amendment No. 2 has been revised.

Reasons for the Mergers, page 56

3.	We note your response to our comment 37 that the board doesn’t consider the qualification of the Mergers as tax-free as necessary. Please clarify whether this means that the board doesn’t believe the qualification is necessary to William Blair’s opinion, or whether the board believes the qualification is not necessary to its own decision to approve the transaction. If the former, please elaborate on the basis for its belief, since William Blair did explicitly include the assumption that the Mergers would qualify as tax-free.

Response: : In response to the Staff’s comment, the disclosure in the Registration Statement on page 58 of Amendment No. 2 has been revised.

Opinion of Financial Advisor to Met-Pro, page 59

4.	Given the uncertainty of the tax treatment of the Mergers, please explain why William Blair assumed that the transaction would be tax-free, including whether you provided William Blair with any instruction as to whether or not to make this assumption. Please see Item 1015(a)(6) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 63 of Amendment No. 2 has been revised.

Met-Pro Financial Projections, page 79

5.	Please revise your disclosures on pages 79 and 80 to briefly describe how management for each company calculated “Adjusted EBITDA”.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 82 of Amendment No. 2 has been revised. Please note that Met-Pro provided the financial measure “EBITDA,” not “Adjusted EBITDA,” which is now reflected on page 81 of Amendment No. 2.

Treatment of Equity Awards, page 80

6.	We note your disclosure that Met-Pro officers will receive $2,974,153 of value in connection with their options, and directors will receive $920,661 of value in connection with options and RSUs. Please clarify what other benefits and payments the officers and directors will receive that will result in the aggregate approximate value of $7,682,170, which you cite in this section.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 20, 31 and 82 of Amendment No. 2 has been revised.

Material United States Federal Income Tax Consequences, page 94

7.	Please revise the first sentence of this section to confirm that the discussion constitutes counsels’ opinions. As drafted, counsel appears to opine on the quality of the discussion. This comment also applies to the statements in the opinions filed as exhibits 8.1 and 8.2 that disclosure in the registration statement is “an accurate description of the principal relevant United States Federal income tax consequences in all material respects.” Please see Sections III.B.2. and C.2. of Staff Legal Bulletin 19.

Ms. Pamela Long

July 22, 2013

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 97 and in exhibits 8.1 and 8.2 of Amendment No. 2 has been revised.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 124

4. Pro Forma Adjustments, page 138

8.	We note your response to comment 58 from our letter dated June 19, 2013. Your disclosures regarding adjustments J and K indicate that these adjustments are based upon expectations and/or assumptions. As a result, these adjustments may not be factually supportable. While we believe it is important to disclose in a footnote to the pro forma statements of income the nature and terms of your contingent consideration agreements, we do not believe that pro forma adjustments to the statements of income for these agreements would be appropriate, unless you are able to demonstrate that they are factually supportable. Please revise your pro forma financial statements and disclosures accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 36, 38, 137, 138 and 142 of Amendment No. 2 has been revised. A footnote describing the nature and terms of the contingent consideration agreements remains, as revised, however, the pro forma adjustments with respect to such items have been removed.

9.	We note your response to comment 59 from our letter dated June 19, 2013. Please disclose in the note to adjustment O whether the interest rate used is the weighted average rate during each period presented or the rate as of a given date.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 143 of Amendment No. 2 has been revised.

Proxy Statement filed April 12, 2013

Executive Compensation, page 13

2012 Executive Incentive Bonuses and Cash Bonuses, page 16

10.	We note your disclosure that Mr. Lang is entitled, under his Employment Agreement, to an incentive cash bonus of up to 100%. It appears that Mr. Lang’s bonus in 2011 was more than 100% of his base salary. Please tell us supplementally, with a view toward disclosure in future filings, if necessary, the basis for this discrepancy.

Response: In January 2012, CECO’s Compensation Committee awarded Mr. Lang, due to his performance in 2011, his incentive bonus for 2011 based on the amount of his then current salary instead of his salary as of 2011. Future filings will disclose the basis for this discrepancy, including placing the portion of the bonus that is in excess of 100% of his base salary in the “Bonus” column instead of the “Non-Equity Incentive Plan Compensation” column.

11.	We note that in 2012 Mr. Flaherty was granted twice as many options as the other directors. In future filings, please include a footnote explaining any disparities in director compensation.

Ms. Pamela Long

July 22, 2013

Response: Future filings will include a footnote explaining any disparities in director compensation, similar to the following:

Mr. Flaherty received an additional 6,000 options in recognition of his service as the Chairman of the Compensation Committee.

If you have any questions please do not hesitate to contact the undersigned at (312) 214-4867. Thank you for your continued assistance.

Very truly yours,

BARNES & THORNBURG LLP

/s/ Kathryn A. Erickson

Kathryn A. Erickson

cc:	Asia Timmons-Pierce

Rufus Decker

Lisa Etheredge

Securities and Exchange Commission

Jeffrey Lang

Benton Cook

CECO Environmental Corp.

Raymond De Hont

Neal Murphy

Met-Pro Corporation

Leslie Weiss

Barnes & Thornburg LLP

Jeffrey Nicholas

Vincent Vietti

Fox Rothschild LLP